Filed pursuant to Rule 424(b)(3)
File No. 333-255877

PROSPECTUS SUPPLEMENT (To Prospectus dated June 7, 2021)	April 18, 2022

OFS Credit Company, Inc.
$70,000,000
Common Stock
This prospectus supplement supplements the prospectus dated June 7, 2021, as amended and supplemented to date (the “Prospectus”), which relate to the sale of shares of common stock of OFS Credit Company, Inc. in an “at the market offering” pursuant to an equity distribution agreement, dated January 24, 2020, as amended by Amendment No. 1 thereto, dated March 16, 2021, Amendment No. 2 thereto, dated April 22, 2021, Amendment No. 3 thereto, dated June 8, 2021, and Amendment No. 4 thereto, dated December 7, 2021, with Ladenburg Thalmann & Co. Inc. (the “Equity Distribution Agreement”). The disclosure in this prospectus supplement supersedes disclosure elsewhere in the Prospectus to the extent such disclosure is inconsistent with the disclosure herein.
You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus.
The terms “OFS Credit,” the “Company,” “we,” “us” and “our” generally refer to OFS Credit Company, Inc.
PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING
From January 24, 2020 to April 15, 2022, we sold a total of 2,534,267 shares of common stock at a weighted average price of $14.22 per share under the Equity Distribution Agreement (the “At-the-Market Offering”). The net proceeds as a result of these sales of common stock were approximately $35.6 million after deducting commissions and fees. Pursuant to Amendment No. 2 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market Offering was increased to up to $50.0 million. Pursuant to Amendment No. 4 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $70.0 million (which amount includes all of the shares previously sold pursuant to the Equity Distribution Agreement to date).

RECENT DEVELOPMENTS

March 2022 Financial Update
On April 18, 2022, we announced that management’s unaudited estimate of the range of our net asset value (“NAV”) per share of our common stock as of March 31, 2022 is between $12.38 and $12.48. This estimate is not a comprehensive statement of our financial condition or results for the month ended March 31, 2022. This estimate did not undergo the Company’s typical quarter-end financial closing procedures and was not approved by our board of directors. We advise you that current estimates of our NAV per share may differ materially from future NAV estimates or determinations, including the determination for the period ending April 30, 2022, which will be reported in our Semi-Annual Report on Form N-CSR.
Our financial condition, including the fair value of our portfolio investments, and results of operations may be materially impacted after March 31, 2022 by circumstances and events that are not yet known. To the extent our portfolio investments are adversely impacted by the COVID-19 pandemic, changes in base interest and inflation rates, the conflict between Russia and Ukraine, or by other factors, we may experience a material adverse impact on our future net investment income, the underlying value of our investments, our financial condition and the financial condition of our portfolio investments.
The preliminary financial data included in this March 2022 Financial Update has been prepared by, and is the responsibility of, OFS Credit’s management. KPMG LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.

Departure of Officer
On March 22, 2022, Jeffery S. Owen notified the board of directors (the “Board”) of the Company of his intention to resign. Mr. Owen’s resignation as Chief Accounting Officer was effective on March 25, 2022. The resignation was not in any way related to a disagreement with the Company on any matter relating to the Company’s operations, policies, practices or otherwise.

Appointment of Officer
On March 25, 2022, the Board voted to appoint Ross Teune as Chief Accounting Officer of the Company to fill the vacancy created by the resignation of Mr. Owen.
Mr. Teune, age 54, currently serves as a Managing Director and the Chief Financial Officer of Orchard First Source Asset Management, LLC, a Delaware limited liability company and an affiliate of the Company. From 2010 to 2021, Mr. Teune was the Chief Financial Officer and Treasurer for Golub Capital BDC, Inc. (together with its affiliates, “Golub Capital”). From 2007 to 2010, Mr. Teune served as a Senior Vice President at Golub Capital, providing financial supervision and leadership over Golub Capital’s private limited partnerships. Prior to joining Golub Capital, from 2006 to 2007, Mr. Teune served as Vice President of Strategic Planning at Merrill Lynch Capital where he was responsible for evaluating and implementing new business initiatives and managing the company’s strategic planning process. From 2002 to 2006, Mr. Teune was Vice President of Financial Planning and Reporting at Antares Capital Corporation. Mr. Teune also worked at Heller Financial Corporation as Group Finance Officer of the Structured Finance Division from 1995 to 2002 and began his career at KPMG, LLP as a Senior Auditor from 1990 to 1995. Mr. Teune graduated from Hope College with a Bachelor of Science degree in Accounting and is a Certified Public Accountant (inactive).
There is no other arrangement or understanding between Mr. Teune and any other person pursuant to which he was appointed Chief Accounting Officer, nor is there any family relationship between Mr. Teune and any of the Company’s directors or other executive officers of the Company. There are no transactions since the beginning of the Company’s last fiscal year, or any currently proposed transaction, in which the Company is a participant, the amount involved exceeds $120,000, and in which Mr. Teune had, or will have, a direct or indirect material interest.